File no. 0-16353

02029850

PE 3/31/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of March, 2002

GOLDEN NUGGET EXPLORATION INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF GOLDEN NUGGET EXPLORATION INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MONDAY, APRIL 29, 2002.

The undersigned shareholder of the Company hereby appoints Bedo H. Kalpakian, the President and a director of the Company, or failing this person, Jacob H. Kalpakian, the Vice President and a director of the Company, or in the place of the foregoing, ______________________ (PLEASE PRINT THE NAME), as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the Meeting, or any adjournment thereof, in the manner specified for the resolutions set forth below.

	For	Against		For	Withhold
1. To fix the number of directors at four.	☐	☐	3. To re-appoint Grant Thornton LLP, Chartered Accountants, as auditor.	☐	☐
	For	Withhold		For	Against
2. (a) to elect Bedo H. Kalpakian as director	☐	☐	4. To approve, generally, the implementation of a stock option plan and the granting, amending and exercising of stock options.	☐	☐
(b) to elect Jacob H. Kalpakian as director	☐	☐	5. To authorize the expenditure of up to US $200,000 on promotion.	☐	☐
(c) to elect Gregory T. McFarlane as director	☐	☐	6. To approve, as Special Resolutions, the consolidation of the Company's authorized share capital on a 5 old common shares for 1 new common share basis and the increase of the authorized capital of the Company to 200,000,000 common shares.	☐	☐
			7. To approve, as a Special Resolution, the change of the Company's name to "Lucky 1 Enterprises Inc.".	☐	☐
(d) to elect James Wayne Murton as director	☐	☐	8. To approve, as a Special Resolution, the Reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company.	☐	☐
			9. To approve transaction of other business	☐	☐

The undersigned shareholder hereby revokes any proxy previously given for the Meeting.

Signature: ______________________ **Date:** ______________________
(Proxy must be signed and dated)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the signing person.

To be presented at the Meeting, this Proxy must be received at the offices of ***Computershare Trust Company of Canada*** *by mail or by fax no later than 48 hours prior to the time of the Meeting or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised. The mailing address of* ***Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9*** *and its fax number is* ***(604) 683-3694****.*

1. *If the shareholder wishes to attend the Meeting to vote on the resolutions in person,* please register your attendance with the Company's scrutineers at the *Meeting*.

2. ***If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person,*** please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy by sending a new Proxy with the revised instructions (see item 2 above).

7. The Proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers or an attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

8. The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

REGISTERED AND NON-REGISTERED SHAREHOLDERS

In accordance with National Policy Statement No. 41/Shareholder Communication (the "Policy"), and pursuant to the British Columbia Securities Act and Rules:

(a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

(b) a non-registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

TO: GOLDEN NUGGET EXPLORATION INC. (the "Company")

As an owner of shares of the Company, I request that my name and address be placed on your supplemental mailing list to receive interim financial statements.

DATE: ______________________________

NAME OF SHAREHOLDER: ______________________________
Please Print Name

ADDRESS: ______________________________

____

____

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE: ______________________________
I certify that I am a non-registered shareholder

NOTE: PLEASE RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

GOLDEN NUGGET EXPLORATION INC.

2001 PRESIDENT'S REPORT TO SHAREHOLDERS

The year 2001 proved to be a difficult year for the Company. Nevertheless, during theses difficult times, the Company was able to survive and was able to continue its operations uninterruptedly.

On April 16, 2001, the Company entered into an Option Agreement with an arm's length third party (the "Optionee") in respect to the Company's Lithium properties which are located in the Province of Ontario, Canada. Unfortunately, on November 22, 2001, for reasons beyond the control of the Company, the Optionee terminated the Option Agreement. The Company shall attempt to seek another party that may be interested to option these properties.

On June 22, 2001, the Company signed a Definitive Asset Purchase Agreement (the "Agreement") with MegaPools Gaming Systems Inc. (MPGS), a privately owned development stage gaming software and product developer. The Agreement, which was amended on July 4th, 2001, was expected to close on or before September 17, 2001, and was subject to certain Conditions Precedent, including due diligence, Board and Shareholder Approvals, and the delisting of the Company's shares from the Canadian Venture Exchange ("CDNX"). In consideration for all the MPGS Assets, including all business plans, contracts, software, and intellectual property rights, the Company was required to issue to MPGS approximately 3.8 Million common shares and 1.5 Million warrants to purchase the Company's common shares at an exercise price of US $0.32 per common share. Upon closing, four of the existing five Directors of the Company were required to resign. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company's common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001. In respect to the due diligence, the Company hired the services of Evans & Evans., of Vancouver, BC, to prepare a Valuation Report to determine the fair market value of the MPGS Assets. Upon receiving the Valuation Report the Company decided not to proceed with the contemplated transaction, as a result of which, the Company did not hold the Extraordinary General Meeting of its Members which was scheduled for October 15, 2001.

The Company's common shares will continue to trade on the OTC Bulletin Board under the trading symbol "GNGTF".

There have been no new developments in respect to the litigation relating to the 18% interest in the Batu Hijau mine which is located in Indonesia. All expenditures relating to this matter have been written off.

The Company is currently seeking the possibilities of getting involved in a project of merit which may or may not be in the resource industry. While at this point in time, the Company has not made a decision to get involved in a specific project, nevertheless there are a number of projects that the Company is preliminarily reviewing.

In order to enable the Company to get involved in new business opportunities and to facilitate the future financing needs of the Company, Management of the Company is proposing to the shareholders the share consolidation of the Company's share capital. In this regard, at the Company's forthcoming Annual General Meeting on Monday April 29, 2002, the Company shall propose and present to its shareholders, for their approval, Special Resolutions to consolidate the Company's share capital and to increase its Authorized Share Capital, to change its name and, also to approve, as a Special Resolution, the reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company.

Through these challenging times management of the Company firmly believes that with continued shareholder support and co-operation, the lengthy and difficult process of building corporate fundamentals can continue.

I wish to thank our shareholders for their support, confidence and interest in the Company.

On behalf of the Board of Directors of
Golden Nugget Exploration Inc.,

"Bedo H. Kalpakian"

Bedo H. Kalpakian
President

March 18, 2002

P.O. Box 10147, 1460-701 West Georgia Street, Vancouver, B.C. Canada V7Y 1C6
Tel: (604) 681-1519 Fax: (604) 681-9428 www.goldennuggetexploration.com email@goldennuggetexploration.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of: X SCHEDULE A

_____ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Golden Nugget Exploration Inc.

FOR THE QUARTER ENDED: December 31, 2001

DATE OF REPORT: March 6, 2002

ISSUER ADDRESS: #1460-701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-1519

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: President CONTACT TEL. NO: (604) 681-1519

CONTACT EMAIL ADDRESS: email@goldennuggetexploration.com

WEBSITE ADDRESS: www.goldennuggetexploration.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/03/06
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATESIGNED YY/MM/DD)**
J.WAYNE MURTON	"J. WAYNE MURTON"	2002/03/06
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**

Golden Nugget Exploration Inc. Consolidated Financial Statements

(Expressed in Canadian Dollars)
December 31, 2001 and 2000

Contents

Chartered Accountants
Canadian Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Auditors

To the Shareholders of
Golden Nugget Exploration Inc.

We have audited the consolidated balance sheets of Golden Nugget Exploration Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and changes in cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada for the years ended December 31, 2001, 2000 and 1999 and in accordance with auditing standards generally accepted in the United States for the year ended December 31, 2001 and 2000. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years ended December 31, 2001, 2000 and 1999, in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
January 25, 2002

GRANT THORNTON LLP
Chartered Accountants

Comments by Auditors for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 25, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada
January 25, 2002

GRANT THORNTON LLP
Chartered Accountants

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
Tel: (604) 687-2711
Fax: (604) 685-6569

Golden Nugget Exploration Inc.
Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years Ended December 31	2001	2000	1999
Operating expenses			
Advertising and promotion	$ 1,147	$ 5,164	$ 129,152
Consulting and geological fees	10,082	7,900	16,200
Depreciation	9,190	8,293	6,281
Finance, interest and foreign exchange	14,279	5,098	7,453
Legal, accounting and audit	19,912	64,577	172,710
Management fees	150,000	180,000	180,000
Office and miscellaneous	15,651	18,532	26,857
Regulatory and transfer fees	13,521	23,636	10,488
Rent	13,013	13,861	27,485
Salaries and benefits	36,161	48,227	80,040
Shareholder communication	5,209	18,743	10,929
Travel, meals and entertainment	953	19,376	33,019
Telephone	14,365	20,466	16,941
	303,483	433,873	717,555
Loss before other items	(303,483)	(433,873)	(717,555)
Other items			
Interest income	420	1,896	2,876
Write-down of mineral properties	-	(40,650)	(73,104)
Reimbursement of taxes and other expenses on flow-through properties	-	-	(82,260)
Gain (loss) on disposal of equipment	7,235	(522)	3,340
Gain from cancellation of an option	4,712	-	-
Loss on sale/write-down of investments	-	-	(211)
	12,367	(39,276)	(149,359)
Net loss	$ (291,116)	$ (473,149)	$ (866,914)
Weighted average number of common shares, basic and diluted	3,264,526	2,415,763	1,916,614
Basic and diluted net loss per common share	$ (0.09)	$ (0.20)	$ (0.46)

Deficit, beginning of year	$ (21,155,309)	$ (20,682,160)	$ (19,815,246)
Net loss	(291,116)	(473,149)	(866,914)
Deficit, end of year	$ (21,446,425)	$ (21,155,309)	$ (20,682,160)

See accompanying notes to the consolidated financial statements.

Golden Nugget Exploration Inc.
Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31	2001	2000
Assets		
Current		
Cash and term deposits	**$ 2,787**	$ 6,309
Cash held in trust (Note 5)	**26,180**	-
Receivables	**-**	2,900
Prepaids	**-**	50
	28,967	9,259
Investments	**4**	4
Property and equipment (Note 4)	**26,451**	36,245
	$ 55,422	$ 45,508
Liabilities		
Current		
Payables and accruals	**$ 121,843**	$ 123,288
Payable to related parties (Note 5)	**200,587**	101,446
	322,430	224,734
Shareholders' Deficiency		
Capital stock (Note 6)	**21,152,417**	20,976,083
Subscription shares (Note 6)	**27,000**	-
Deficit	**(21,446,425)**	(21,155,309)
	(267,008)	(179,226)
	$ 55,422	$ 45,508

Going concern (Note 1)

Commitment (Note 8)

Contingency (Note 9)

On behalf of the Board

"BEDO H. KALPAKIAN" Director "J.W. MURTON" Director

See accompanying notes to the consolidated financial statements.

Golden Nugget Exploration Inc.
Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years Ended December 31	2001	2000	1999
Cash derived from (applied to)			
Operating			
Net loss	$ **(291,116)**	$ (473,149)	$ (866,914)
Depreciation	**9,190**	8,293	6,281
Write-down of mineral properties	**-**	40,650	73,104
Settlement of flow-through funds by share issues	**-**	-	82,260
(Gain) loss on disposal of equipment	**(7,235)**	522	(3,340)
Gain from cancellation of an option	**(4,712)**	-	-
Loss on sale/write-down of investments	**-**	-	211
	(293,873)	(423,684)	(708,398)
Change in non-cash operating working capital (Note 7)	**74,466**	18,261	32,588
	(219,407)	(405,423)	(675,810)
Financing			
Issue of shares (net of issue costs)	**176,334**	403,658	595,877
Subscription warrants	**-**	(2,333)	-
Subscription shares	**27,000**	-	100,000
	203,334	401,325	695,877
Investing			
Proceeds on the disposition of equipment	**7,839**	$ -	5,000
Proceeds on the sale of investments	**-**	-	1,215
Purchase of property and equipment	**-**	(24,943)	(5,640)
Purchase of mineral properties	**-**	-	(2,212)
Proceeds on intended cancellation of an option	**4,712**	-	-
Investment in securities	**-**	-	(1,275)
	12,551	(24,943)	(2,912)
Net (decrease) increase in cash	**(3,522)**	(29,041)	17,155
Cash and term deposits			
Beginning of year	**6,309**	35,350	18,195
End of year	$ **2,787**	$ 6,309	$ 35,350

See accompanying notes to the consolidated financial statements.

1. Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the company, the common shares of the company were voluntarily delisted from trading on the CDNX at the close of trading on July 31, 2001. The company's common shares will continue to trade on the OTC Bulletin Board.

The company has incurred significant operating losses in prior years and has a working capital deficiency. Management's efforts are directed at reducing overhead costs and pursuing opportunities of merit for the company. It is the company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As described in Note 11, these principles differ in certain respects from those that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

Principles of consolidation

These financial statements include the accounts of Golden Nugget Exploration Inc. and its wholly-owned subsidiary, Blue Rock Mining, Inc. ("Blue Rock").

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Actual results could differ from those reported.

Mineral properties

The company has previously been engaged in the acquisition, exploration and development of mineral properties. The mineral properties were recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

2. Summary of significant accounting policies (Continued)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding (after share consolidation). The dilutive effect of options and warrants is not reflected in loss per share for 2001, 2000 and 1999 as the effect would be anti-dilutive.

Foreign currency translation

Monetary assets and liabilities are translated at the year-end exchange rates and non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the average exchange rates for the year. Depreciation, depletion and amortization are translated at historic exchange rates.

Flow-through shares

The company records the premium received from flow-through shares as a reduction of related deferred exploration expenditures.

Investments

Investments are valued at the lower of cost and market at the balance sheet date.

Property and equipment

Property and equipment are recorded at cost. The company depreciates its assets on the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%

Stock-based compensation plans

The company has stock-based compensation plans, which are described in Note 6. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Income taxes

The company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants. Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(Expressed in Canadian Dollars)

2. Summary of significant accounting policies (Continued)

Financial instruments

The company has various instruments including cash, receivables, investments, and payables. The carrying values of these financial instruments approximate their fair value.

3. Mineral properties

(i) Lithium

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the company wrote off the mineral properties.

On April 16, 2001, the company optioned the mineral properties to an arm's length third party (the "Optionee"). On November 22, 2001 the Optionee cancelled the option agreement.

(ii) *Chambers I*

The Company was granted an option to acquire 100% interest in the property located in the Chambers Township, Ontario. During 1999, the company abandoned the Chambers I property and the property was written off.

(iii) Chambers IV

On November 24, 1997, the company entered into a claims purchase agreement with a third party for the Chambers IV property. During 1999, the company abandoned the Chambers IV property and the property was written off.

(iv) Chambers VI

On January 12, 1998 the company entered into a claims purchase agreement with a third party whereby, the company agreed to purchase a 100% interest in a mining claim located in Chambers Township, Ontario. During 1999, the Company abandoned the Chambers VI property and the property was written off.

4. Property and equipment

	Cost	Accumulated Depreciation	2001 Net Book Value	2000 Net Book Value
Furniture and equipment	$ 126,494	$ 114,008	**$ 12,486**	$ 16,294
Computer equipment	35,112	21,147	**13,965**	19,951
	$ 161,606	$ 135,155	**$ 26,451**	$ 36,245

(Expressed in Canadian Dollars)

5. Related party transactions	**2001**	2000
Loan payable to Las Vegas From Home.com Entertainment Inc., interest bearing at prime plus 1% per annum and payable on demand	**156,470**	86,621
Cash held in trust for Las Vegas From Home.com Entertainment Inc.	**26,180**	-
Geological services payable to a company owned by a director	**17,937**	14,825
Total payable to related parties	**$ 200,587**	$ 101,446

The company shares office space with Las Vegas From Home.com Entertainment Inc. ("LVH") a company related by common management and directors. The company charges LVH for its proportionate share of office rent, payroll expenses and other expenses ("LVH obligations").

Related party transactions during the year:

	2001	2000	1999
(1) Interest income from directors	**$ -**	$ 306	$ 400
(2) Geological services by a company owned by a director	**3,112**	3,638	-
(3) Professional fees expense to a director	**-**	4,500	-
(4) Management fees expense to a company related by common management and directors	**150,000**	180,000	180,000
(5) LVH obligations			
Office rent	**35,670**	45,094	31,302
Payroll expenses	**115,023**	116,093	61,445
Other expenses	**30,323**	44,304	61,653
(6) Interest expense to LVH	**8,311**	4,410	-

(Expressed in Canadian Dollars)

6. Capital stock

(a) Authorized:

200,000,000 common shares without par value.

(b) Changes in issued capital stock from January 1, 1999:

	Number of Shares	Amount
Balance at January 1, 1999	25,525,543	$ 19,689,288
Exercise of stock options for cash	2,565,000	384,900
Private placements		
Proceeds	1,848,333	277,250
Issuing costs	-	(66,273)
Issued for settlement of debts	1,248,400	187,260
Balance at December 31, 1999	31,187,276	20,472,425
Private placement		
Proceeds	2,000,000	300,000
Finder's fee	100,000	-
Exercise of stock options for cash	324,163	35,658
Adjustment for 15 to 1 share consolidation	(31,370,676)	-
Private placement		
Proceeds	700,000	168,000
Balance at December 31, 2000	2,940,763	20,976,083
Exercise of stock options for cash	102,913	34,990
Exercise of warrants for cash	441,700	141,344
Balance at December 31, 2001	3,485,376	$ 21,152,417

(c) Subscription shares

	Number of shares	Amount
Balance at January 1, 2001	-	$ -
Shares subscribed for but not issued	150,000	27,000
Balance at December 31, 2001	150,000	$ 27,000

(Expressed in Canadian Dollars)

6. **Capital stock** (Continued)

During March, 2001, the Company entered into a non-brokered Private Placement agreement with an investor in respect to the issue of 150,000 units of the company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the placee to purchase one additional common share in the capital of the company for a period of two years at the price of $0.24 per common share. The private placement units are expected to be issued sometime during 2002.

(d) Warrants

The following summarizes warrants that have been granted, exercised or have expired for the years ended December 31, 1999, 2000 and 2001. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.

	Number of warrants	Exercise Price $
Balance at January 1, 1999	4,677,083	0.18 to 0.32
Year ended December 31, 1999		
Warrants issued	2,125,583	0.15 to 0.18
Warrants expired	(1,250,000)	0.20 to 0.25
Balance at December 31, 1999	5,552,666	
Year ended December 31, 2000		
Warrants issued	2,000,000	0.15 to 0.20
Warrants expired	(2,517,883)	0.15 to 0.18
Adjustment for 15 to 1 share consolidation	(4,699,131)	
Warrants expired	(6,180)	2.25
Warrants issued	700,000	0.32
Balance at December 31, 2000	1,029,472	
Year ended December 31, 2001		
Warrants expired	(123,222)	2.70
Warrants exercised	(441,700)	0.32
Balance at December 31, 2001	464,550	0.32 to 4.80

At December 31, 2001 the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates falling in the following fiscal years.

	Number of warrants	Exercise Price $
Year ending December 31, 2002	464,550	0.32 to 4.80

(Expressed in Canadian Dollars)

6. Capital stock (Continued)

(e) Stock options

The company has a stock option plan to provide employees and directors with options to purchase up to 10% of the issued and outstanding common shares of the company. The following summarizes the employee and director stock options that have been granted, exercised, cancelled and expired during the years ended December 31, 1999, 2000 and 2001.

	Number of options	Exercise Price $
Balance at January 1, 1999	**2,262,886**	**0.15**
Year ended December 31, 1999		
Options granted	**1,918,841**	**0.15**
Options exercised	**(2,565,000)**	**0.15 to 0.16**
Options cancelled	**(258,000)**	**0.15 to 0.16**
Balance at December 31, 1999	**1,358,727**	
Year ended December 31, 2000		
Options granted	**782,860**	**0.10**
Options exercised	**(324,163)**	**0.11**
Adjustment for 15 to 1 share consolidation	**(1,696,261)**	
Options granted	**102,913**	**0.34 to *0.45**
Balance at December 31, 2000	**224,076**	
Year ended December 31, 2001		
Options exercised	**(102,913)**	**0.34**
Balance at December 31, 2001	**121,163**	**0.45**

At December 31, 2001 the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with expiry dates falling in the following fiscal years.

	Number of options	Exercise Price $
Year-ending December 31, 2002	**19,334**	**0.45**
Year-ending December 31, 2004	**49,638**	**0.45**
Year-ending December 31, 2005	**52,191**	**0.45**
Total stock options outstanding	**121,163**	

* The exercise price was adjusted to reflect the 15 to 1 share consolidation and thereafter was repriced during the year 2000.

(Expressed in Canadian Dollars)

7. Change in non-cash operating working capital

	2001	2000	1999
Receivables	$ **2,900**	$ 1,480	$ 1,162
Receivable from related parties	**-**	18,766	19,240
Prepaids	**50**	1,200	(1,130)
Payables and accruals	**(1,445)**	(93,444)	2,129
Payable to related parties	**72,961**	90,259	11,187
	$ **74,466**	$ 18,261	$ 32,588

	2001	2000	1999
Supplementary information:			
Interest paid	$ **10,509**	$ 46,134	$ 2,182
Non-cash activities not included in cash flows			
Settlement of debt	**-**	-	(187,260)
Issue of shares	**-**	-	187,260

8. Commitment

The company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

9. Contingency

In 1998, Golden Nugget Exploration Inc. ("Golden Nugget") entered into a Letter of Agreement whereby Golden Nugget was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau mining project in Indonesia for the purchase price of 3,333,333 (post-consolidated) Golden Nugget common shares and a cash payment of $2 million U.S. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, Golden Nugget has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principals. Golden Nugget has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, Golden Nugget has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. As a result of these uncertainties, all expenditures relating to this litigation have been written off.

10. Income taxes

No income tax expense has been provided in the current year as the company has incurred a loss for income tax purposes.

(Expressed in Canadian Dollars)

10. Income taxes (continued)

Loss carry forwards

The non-capital loss carry forward for income tax purposes amounts to $4,891,000. The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2002	**673,000**
2003	**1,526,000**
2004	**556,000**
2005	**640,000**
2006	**725,000**
2007	**452,000**
2008	**319,000**

Other

The company has pools of eligible Canadian and foreign development and exploration expenditures amounting to $2,700,000. These pools can shelter future earnings from resource properties.

In addition, the tax value of the company's depreciable assets is $620,000 greater than book value. This excess may be claimed as deductions for income tax purposes in future years.

The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.

11. Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP").

(Expressed in Canadian Dollars)

11. Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Under U.S. GAAP, the accounting treatment would differ as follows:

1. Exploration costs are expensed as incurred. As a result, under U.S. GAAP, there is greater expense in earlier periods and fewer write-downs in recent periods than under Canadian GAAP.

2. The value of stock options are recorded as compensation expense in the year the option is granted when the exercise price is below the market price of the share at the time the option is issued. As a result, under U.S. GAAP, there is a greater expense than under Canadian GAAP.

The effects of the differences resulting from the treatment of stock options have been determined to be minimal.

Had the company followed U.S. GAAP in accounting for the exploration costs, the effect on the financial statements of the company of the foregoing differences is set out below:

	2001	2000	1999
Consolidated Statements of Operations and Deficit			
Net (loss) earnings under Canadian GAAP	$ **(291,116)**	$ (473,149)	$ (866,914)
Adjustment for capitalization of acquisition and exploration costs:			
Write-down of mineral properties under Canadian GAAP	-	40,650	73,104
Write-down of acquisition costs under U.S. GAAP	-	(22,198)	(59,745)
	-	18,452	13,359
Net loss under U.S. GAAP	$ **(291,116)**	$ (454,697)	$ (853,555)
Basic loss per common share before extraordinary items under U.S. GAAP	$ **(0.09)**	$ (0.19)	$ **(0.45)**
Basic loss per common share under U.S. GAAP	$ **(0.09)**	$ (0.19)	$ **(0.45)**
Diluted loss per common share under U.S. GAAP	$ **(0.09)**	$ (0.19)	$ **(0.45)**

(Expressed in Canadian Dollars)

11. Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

	2001	2000	1999
Consolidated Balance Sheets			
a) Effect on mineral properties			
Mineral properties under Canadian GAAP	$ -	$ -	$ 40,650
Adjustment for capitalization of exploration costs:			
Current year differences	-	18,452	13,359
Prior year accumulated differences	-	(18,452)	(31,811)
	-	-	(18,452)
Mineral properties under U.S. GAAP	$ -	$ -	$ 22,198

	2001	2000	1999
(b) Effect on shareholders' (deficiency) equity			
Shareholders' deficiency under Canadian GAAP	$(267,008))	$(179,226)	$(107,402)
Adjustment for capitalization of exploration costs			
Current year differences	-	18,452	13,359
Prior year accumulated differences	-	(18,452)	(31,811)
	-	-	(18,452)
Shareholders' deficiency under U.S. GAAP	$(267,008)	$(179,226)	$(125,854)
Consolidated Statements of Cash Flows			
Cash flows under Canadian GAAP			
Operating	(219,407)	(405,423)	(675,810)
Financing	203,334	401,325	695,877
Investing	12,551	(24,943)	(2,912)
Cash flows under U.S. GAAP			
Operating	(219,407)	(405,423)	(675,810)
Financing	203,334	401,325	695,877
Investing	12,551	(24,943)	(2,912)

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of: ____ SCHEDULE A

_X_ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Golden Nugget Exploration Inc.

FOR THE QUARTER ENDED: December 31, 2001

DATE OF REPORT: March 6, 2002

ISSUER ADDRESS: #1460-701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-1519

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: President CONTACT TEL. NO: (604) 681-1519

CONTACT EMAIL ADDRESS: email@goldennuggetexploration.com

WEBSITE ADDRESS: www.goldennuggetexploration.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/03/06
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
J.WAYNE MURTON	"J. WAYNE MURTON"	2002/03/06
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses (during the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 2 of the attached audited financial statements.

2. Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. The Company charges Las Vegas for its proportionate share of the office rent, payroll expenses and other expenses ("Las Vegas obligations"). During the twelve month period ended December 31, 2001, Las Vegas has paid to the Company the sum of $181,016 for the Las Vegas obligations which are as follows: office rent of $35,670, payroll expenses of $115,023 and other expenses of $30,323. During 2000 and 2001, Las Vegas has advanced the Company the sum of $156,470 for future Las Vegas obligations. The loan is unsecured, interest bearing at Prime plus 1% per annum and is payable on demand.

The Company was charged the amount of $17,937 ($3,112 during 2001, $3,638 during 2000 and $11,187 during 1998) for geological consulting services by J.W. Murton & Associates, a private company which is owned by J. Wayne Murton, a director of the Company. As at December 31, 2001, the amount of $17,937 remains as payable.

During the twelve month period ended December 31, 2001, the Company paid management fees totaling $150,000 indirectly to Bedo H. Kalpakian and Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. as the Manager of the Company pursuant to a Management Services Agreement dated May 1, 1994. The Management Services Agreement was terminated on May 1, 2001.

3. Summary of securities issued (during the year-to-date period):

a)

	Number of Shares		Amount Cdn $
AUTHORIZED – common	200,000,000		
Issued & Outstanding:			
Beginning of period:	2,940,763	$	20,976,083
Exercise of stock options for cash	102,913		34,990
Exercise of warrants for cash	441,700		141,344
End of period:	3,485,376	$	21,152,417

(b) Summary of options granted (during the year-to-date period): Nil

4. Summary of securities as at the end of the reporting period: (December 31, 2001)

(a) Authorized share capital:
- common shares 200,000,000

(b) Shares issued and outstanding:
- common shares 3,485,376

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common shares	Exercise price per share (Cdn $)	Expiry Dates
February 12, 1997	Employee	1,000	$0.45	February 12, 2002
June 18, 1997	Employees (2)	13,334	0.45	June 18, 2002
June 18, 1997	Director	5,000	0.45	June 18, 2002
April 9, 1999	Director	8,295	0.45	April 9, 2004
April 9, 1999	Employees (2)	4,000	0.45	April 9, 2004
May 26, 1999	Director	21,143	0.45	May 26, 2004
October 5, 1999	Directors (2)	16,200	0.45	October 5, 2004
February 3, 2000	Directors (3)	38,858	0.45	February 3, 2005
February 7, 2000	Director	13,333	0.45	February 7, 2005
	TOTAL:	121,163		

(d) Summary of warrants outstanding:

Private Placement Agreement Date	Placee	Number of Warrants	Exercise Price $	Expiry Date
Non-Brokered Private Placement dated January 13, 1997	Texas Pacific Minerals Inc.	72,917	$4.80	January 13, 2002
Non-Brokered Private Placement dated November 22, 1999	Marc Gugerli	133,333	3.00	January 4, 2002
Non-Brokered Private Placement dated October 16, 2000	3 investors	258,300	0.32	December 11, 2002
	TOTAL:	464,550		

(e) Total number of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian	- President and Director
Jacob H. Kalpakian	- Vice President and Director
Gregory T. McFarlane	- Director
J. Wayne Murton	- Director
Nicole A. Loftus	- Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS:

Description of Business

The Company is engaged in the acquisition, exploration and, if warranted, the development of mineral properties. The Company has leasehold interests in five groups of prospects that contain lithium mineralization which are all located in the Province of Ontario, Canada. The Company has written off these properties as of December 31, 2000. Subsequently, on April 16, 2001 the Company entered into a Property Option Agreement with Platinova A/S in respect to these properties (please see Results of Operations below).

The Company is currently seeking the possibilities of getting involved in a project of merit which may or may not be in the resource industry. While at this point in time the Company has not made a decision to get involved in a specific project, nevertheless, there are a number of projects that the Company is reviewing.

Results of Operations

During the year ended December 31, 2001, there were no investor relations contract undertaken by the Company. However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the twelve month period ended December 31, 2001, the company had a net loss of $291,116 ($0.09 per share) compared to a net loss of $473,149 ($0.20 per share) in the same period of 2000. Operating expenses during the year amounted to $303,483 as compared to $433,873 in the year 2000. Given the current overall negative environment, management of the Company considered it prudent to conserve sparse funds on hand by reducing expenses and overhead costs until the overall economic conditions improve. Major cost reductions were in legal fees, management fees, regulatory and transfer fees, salaries, shareholder communications, travel, meals and entertainment. Furthermore, as of September 1, 2001, the Company's proportionate share of office expenses which it shares with Las Vegas has been reduced to 10%.

On April 16, 2001, the Company entered into an Option Agreement with Platinova A/S ("Platinova"), a TSE listed company, whereby Platinova had the right to acquire an undivided 70% interest in the Company's Lithium properties which are all located in the Province of Ontario, Canada ("Company's properties"). Under the Option Agreement, Platinova was required to make staged cash payments to the Company totaling $54,712.13, was required to incur exploration expenditures on the Company's properties in the amount of $250,000 prior to October 1, 2004, was required to pay the annual lease rental payments to keep the properties in good standing, and was required to fund all work to the point where Platinova would have elected to proceed with a feasibility study. Upon earning the undivided 70% interest in the Company's properties, Platinova could have, under certain terms and conditions, increased its undivided interest in the Company's properties to 100% at which point in time, the Company's interest in the Company's properties would have been reduced to a 2% Net Smelter Return ("NSR") royalty.

Platinova had the right until the commencement of commercial production to purchase one half of the Company's NSR royalty for $1,000,000 leaving the Company with a 1% NSR royalty interest in the Company's properties. Pursuant to this Option Agreement, Platinova has made a cash payment to the Company in the amount of $4,712.13 and has made the lease payment of $2,212.13 for the year 2001. On November 22, 2001, Platinova formally advised the Company that it would not renew the Option Agreement on the due date of December 1, 2001, as a result of which, the Option Agreement has terminated.

On June 22, 2001, the Company signed a Definitive Asset Purchase Agreement (the "Agreement") with MegaPools Gaming Systems Inc. (MPGS), a privately owned development stage gaming software and product developer. The Agreement, which was amended on July 4th, 2001, was expected to close on or before September 17, 2001, and was subject to certain Conditions Precedent, including due diligence, Board and Shareholder Approvals, and the delisting of the Company's shares from the Canadian Venture Exchange ("CDNX"). In consideration for all of the MPGS assets, including all business plans, contracts, software, and intellectual property rights, the Company was required to issue to MPGS approximately 3.8 Million common shares and 1.5 Million warrants to purchase the Company's common shares at an exercise price of US $0.32 per common share. Upon closing, four of the existing five Directors of the Company were required to resign. On July 5, 2001, the Company made a formal application to the CDNX requesting the voluntary delisting of the Company's common shares from trading on the CDNX, as a result of which, the common shares of the Company were delisted from trading on the CDNX effective at the close of trading on July 31, 2001. In respect to the due diligence, the Company hired the services of Evans & Evans Inc., of Vancouver, BC, to prepare a Valuation Report to determine the fair market value of the MPGS Assets. Upon receiving the Valuation Report the Company decided not to proceed with the contemplated transaction, as a result of which, the Company did not hold the Extraordinary General Meeting of its Members which was scheduled for October 15, 2001.

The Company's common shares will continue to trade on the OTC Bulletin Board under the trading symbol "GNGTF".

In 1998, Golden Nugget Exploration Inc. ("Golden Nugget") entered into a letter of Agreement whereby Golden Nugget was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau project in Indonesia for the purchase price of 3,333,333 (post-consolidated) Golden Nugget common shares and a cash payment of $2 Million U.S. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, Golden Nugget has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principals. Golden Nugget has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, Golden Nugget has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. There have been no new developments in respect to this litigation relating to the 18% interest in the Batu Hijau mine. As a result of these uncertainties, all expenditures relating to this litigation have been written off.

Liquidity and Solvency

During March 2001, the Company entered into a non-brokered Private Placement Agreement with an investor in respect to the issue of 150,000 units of the Company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the placee to purchase one additional common share in the capital of the Company for a period of two years at the price of $0.24 per common share. The 150,000 units of the Company have not yet been issued and are expected to be issued sometime during 2002.

GOLDEN NUGGET EXPLORATION INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of GOLDEN NUGGET EXPLORATION INC. (hereinafter called the "Company") will be held on Monday, April 29, 2002 at #1460 – 701 West Georgia Street, Vancouver, British Columbia, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2001 and the Auditor's Report thereon;

2. To fix the number of Directors for the ensuing year at four;

3. To elect Directors for the ensuing year;

4. To reappoint Grant Thornton LLP, Chartered Accountants, as the Company's Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5. To approve the implementation of a stock option plan and the granting, amending and exercising of incentive stock options to Directors, Officers and Employees of the Company at prices and on terms acceptable to the regulatory authorities as more particularly described under the heading "Special Business" in the accompanying Information Circular;

6. To authorize the Company to spend up to US $200,000 on promotion of the Company during the forthcoming year as more particularly described under the heading "Special Business" in the accompanying Information Circular;

7. To approve, as Special Resolutions, the consolidation of the Company's authorized share capital on a 5 old common shares for 1 new common share basis and the increase of authorized capital of the Company to 200,000,000 common shares, and altering the Memorandum of the Company accordingly, in accordance with the text of the Special Resolution set out in the Information Circular under the heading "Special Business";

8. To approve, as a Special Resolution, the change of the Company's name to "Lucky 1 Enterprises Inc.", and the alteration of the Memorandum accordingly, in accordance with the text of the Special Resolution set out in the Information Circular under the heading "Special Business";

9. To approve, as a Special Resolution, the reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company in accordance with the text of the Special Resolution set out in the Information Circular under the heading "Special Business";

10. To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Take notice that pursuant to section 111 of the British Columbia *Company Act* ("Act") and section 4(2) of the *Company Act Regulations*, there are no qualifications for directors provided by the Company's

Articles or by the Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Act provides in s.114(1) that no person is qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the *Criminal Records Act* (Canada); or a person whose registration in any capacity has been cancelled under the *Securities Act* by either the B.C. Securities Commission or the executive director, or under the *Mortgage Brokers Act* by either the Commercial Appeals Commission or the registrar unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of March, 2002.

BY ORDER OF THE BOARD,

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
President

GOLDEN NUGGET EXPLORATION INC.
P.O. Box 10147, PACIFIC CENTRE
#1460 – 701 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V7Y 1C6

INFORMATION CIRCULAR

(as at March 14, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of GOLDEN NUGGET EXPLORATION INC. (the "Company") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Monday, April 29, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. While it is expected the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROXY. The Proxy will not be valid unless it is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the holding of the said Meeting or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at P.O. Box 10068, 1600 - 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

EXERCISE OF DISCRETION

The persons named in the enclosed Proxy will, if the instructions are certain, vote the shares represented thereby on any poll, and where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares will be voted in accordance with the specification so made. ON A POLL, THEY WILL VOTE SUCH SHARES FOR THE APPROVAL OF EACH MATTER FOR WHICH NO SPECIFICATION HAS BEEN MADE.

The enclosed Proxy confers discretionary authority upon the person appointed under the Proxy with respect to amendments or variations of matters identified in the Notice of Annual Meeting, and with respect to other matters which may properly come before the Meeting. At the time of printing of this

Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 14, 2002, the record date for the Meeting, the Company had outstanding 3,485,376 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

To the best of the knowledge of the directors and senior officers of the Company, the following persons or corporations beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at March 14, 2002:

Name and Municipality	Type of Ownership	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian and Jacob H. Kalpakian	Direct/indirect (1)	1,182,078	33.92%

Note: The above information was supplied by the management of the Company.

(1) Of these shares, 473,355 are held by Bedo H. Kalpakian directly, 593,688 are held by Jacob H. Kalpakian directly, 27,500 are held by Pacific Missouri Holdings Inc., 87,530 common shares are held by Kalpakian Bros. of B.C. Ltd. and 5 common shares are held by Texas Pacific Minerals Inc., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

Only shareholders of record at the close of business on March 14, 2002 will be entitled to receive the Notice of Annual General Meeting and only shareholders of record at the close of business on March 14, 2002 will be entitled to vote or have their shares voted at the Meeting.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2001 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon and Directors' Report to Members, are being mailed to the shareholders of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent.

EXECUTIVE COMPENSATION

The following is a discussion of the compensation paid to each of the individuals who were, as at December 31, 2001, the most recently completed fiscal year of the Company, the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers whose individual total compensation exceeded $100,000 for the most recently completed fiscal year (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer except for not serving as such as at the Company's most recently completed fiscal year end.

As at December 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Bedo H. Kalpakian, the President and a director of the Company.

Definitions: for the purpose of this Information Circular.

"Equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets.

"Option" means all options, share purchase warrants and rights granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"LTIP" means long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by the Company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and position of of Principal	Fiscal Year Ending	Salary [(1)]	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Bedo H. Kalpakian, President	2001 2000 1999	$100,000 $120,000 $120,000	N/A N/A N/A	N/A N/A N/A	N/A 68,124 49,159	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) Mr. Kalpakian is paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a Management Services Agreement dated May 1, 1994. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" and "Management Contracts" for further particulars.

Long -Term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the most recently completed fiscal year.

Options/SARS Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year, no incentive stock options or SARS were granted to the Named Executive Officer.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARS were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [(1)] ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value [(2)] of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable ($)
Bedo H. Kalpakian	51,457	(514.57)	24,767 / NIL	NIL / NIL

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2) In-the-Money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the options. The closing price of the Company's shares on December 31, 2001 (i.e., fiscal year-end) was US $0.075 (CDN $0.12) and these options were therefore not in-the-money.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Named Executive Officer received a salary of $10,000 per month pursuant to a Management Services Agreement between the Company and Kalpakian Bros. of B.C. Ltd. dated May 1, 1994. The Management Services Agreement was terminated on May 1, 2001 and, pursuant to the provision for the six months notice of termination of the Management Services Agreement the Company paid $60,000 indirectly to the Named Executive Officer through Kalpakian Bros. of B.C. Ltd. The total compensation paid to the Named Executive Officer during 2001 was $100,000. Also, please see the section entitled "Management Contracts" below.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. In addition, $5,000 per month for management services was paid indirectly to Jacob H. Kalpakian, through Kalpakian Bros. of B.C. Ltd. pursuant to the Management Services Agreement described above. The Management Services Agreement was terminated on May 1, 2001 and pursuant to the provision for the six months notice of termination of the Management Services Agreement the Company paid $30,000 indirectly to Jacob H. Kalpakian through Kalpakian Bros. of B.C. Ltd. The total compensation paid indirectly to Jacob

H. Kalpakian during 2001 was $50,000. Also, please see the section entitled "Management Contracts" below.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Regulatory Authorities.

During the Company's most recently completed fiscal year, no incentive stock options were granted to the Company's directors.

MANAGEMENT CONTRACTS

During the most recently completed financial year, the amount of $150,000 was paid to Kalpakian Bros. of B.C. Ltd. ("the Manager"), the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and shareholders, of 6090 North West Marine Drive, Vancouver, BC, V6T 1A5 pursuant to a Management Services Agreement dated May 1, 1994 (the "Agreement"). The May 1, 1994 Management Services Agreement was terminated on May 1, 2001. Neither the Manager nor any associate or affiliate of the Manager has (i) been indebted to the Company since the commencement of the latest completed fiscal year; or (ii) entered into any transaction or arrangement with the Company since the commencement of the last completed year, except as disclosed herein.

On February 20, 2002, a new Management Services Agreement was entered into between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. ("New Management Services Agreement"). The New Management Services Agreement is for a period of one year from November 1, 2001 through to and including October 31, 2002 and will be automatically renewed on a year by year basis, unless earlier terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to the Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST plus reimbursement for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the latest completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as disclosed herein.

Reference is made to the sections entitled "Management Contracts" and "Executive Compensation".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting except as disclosed herein. For the purpose of this paragraph "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company has decided to reduce the number of Directors for the ensuing year from 5 (five) to 4 (four) and is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at four for the ensuing year.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the four nominees listed herein. The names of further nominees may come from the floor at the Meeting. The Company has received no nominations for directors pursuant to sections 153 and 154 of the Company Act (British Columbia) as set out in the Advance Notice of Meeting, published in the Province on March 1, 2002 in Vancouver, BC.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

The nominees for the office of directors and information concerning them as furnished by the individual nominees are as follows:

Name, position with the Company and Municipality of Residence (1) (2)	**Principal Occupation for the past five years**	**Date Served as Director Since**	**Common Shares Held (3)**
Bedo H. Kalpakian* President and Director Vancouver, BC	President of the Company; Chairman of Las Vegas From Home.com Entertainment Inc.	August 24, 1984	588,390 (4)
Jacob H. Kalpakian Vice President and Director Vancouver, BC	Vice President of the Company; President of Las Vegas From Home.com Entertainment Inc.	January 2, 1991	708,723 (4)
Gregory Todd McFarlane* Director Las Vegas, Nevada	Advertising Copywriter with DRGM Advertising and Public Relations in Las Vegas, Nevada	October 1, 1992	0
James Wayne Murton* Director Kelowna, BC	President of J.W. Murton & Associates, a geological engineering and mining services company	April 15, 1999	26,667

* Members of the Company's Audit Committee. The Company does not have an Executive Committee.

(1) All Directors were elected at the last Annual General Meeting. Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(2) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.

(3) Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4) Of these shares, 27,500 are held by Pacific Missouri Holdings Inc.; 5 are held by Texas Pacific Minerals Inc., and 87,530 are held by Kalpakian Bros. of B.C. Ltd., private companies of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since January 1, 2001 no director, senior officer, proposed nominee for director or any associate or affiliate of the foregoing has been indebted to the Company or any of its subsidiaries, nor has any such person been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

REAPPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of Grant Thornton LLP, Chartered Accountants, of 2800 - 1055 West Georgia Street, Vancouver, British Columbia V6E 3R5, as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. The Auditor was first appointed on September 23, 1991.

SPECIAL BUSINESS

Directors' And Employees' Incentive Stock Options

Incentive stock options, are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval will be sought for the preparation and implementation of a stock option plan, to be in a form acceptable to the Canadian regulatory authorities, and to the granting of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

Management of the Company is seeking shareholder approval to the following ordinary resolution:

"Resolved that:

1. the directors are authorized in their absolute discretion to prepare and implement a stock option plan, to be in a form acceptable to the Canadian regulatory authorities, and to grant to directors, officers and employees of the Company, who may be insiders of the Company (as that term is defined in the *Securities Act* (British Columbia)), incentive

stock options, either individually or under a stock option plan, exercisable into an aggregate number of common shares of the Company, not to exceed the prescribed number of the outstanding capital of the Company, from time to time, within the policy of the Canadian regulatory authorities;

2. incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;

3. the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year, whether or not the amendment results in a decrease in the exercise price of stock options previously granted to insiders;

4. no further shareholder approval will be required prior to the exercising of these options or amended options for the ensuing year."

Promotion Budget

Management of the Company is seeking shareholder approval to authorize the expenditure of up to US $200,000 during the forthcoming year on promotion of the Company. It is anticipated that these funds will be used to pay for the services of consultants to inform brokers and investors regarding the business affairs of the Company and the merit in investing in the Company's publicly traded securities. Management is of the opinion that this will further its objectives of increasing the Company's shareholder base as well as enhancing trading liquidity.

Shareholders are asked to approve the following resolution:

"Resolved that:

1. the Company is hereby authorized to spend up to US $200,000 (Two Hundred Thousand United States Dollars) on promotion of the Company during the forthcoming year;

2. the directors and officers of the Company are hereby authorized and directed to perform all such acts, deeds and things, including retaining the services of consultants, and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Consolidation of Shares and Increase in Authorized Capital

To support the future financing needs of the Company, management recommends that the share capital of the Company be consolidated. Management proposes to present to the shareholders at the Meeting a special resolution to consolidate its share capital and increase its authorized share capital, subject to any required regulatory approvals. The following special resolutions authorize the Company to consolidate its authorized share capital on the basis of 1 new common share without par value for every existing 5 common shares without par value and thereafter to increase the Company's authorized capital to 200,000,000 common shares without par value. Under the B.C. *Company Act*, the approval of the shareholders must be by special resolution. Management would also like the approval of the shareholders to deal with any fractional shares that may result from the consolidation of the Company's issued common share capital. The Company anticipates that, where the consolidation would cause a fractional share having a fraction of 0.5 or greater, then the Company's Board of Directors will round up the fraction to the nearest full share and if the fraction is less than 0.5 then the Board will cancel the shares.

"Resolved, as a Special Resolution, that:

1. all the 200,000,000 common shares without par value in the capital of the Company, both issued and unissued, be consolidated into 40,000,000 common shares without par value, every 5 such common shares before consolidation being consolidated into 1 common share;

2. the authorized capital of the Company be increased from 40,000,000 common shares without par value to 200,000,000 common shares without par value;

3. any consolidation of the issued share capital of the Company be effected without the issuance of fractional shares and that the Company and its transfer agent be authorized to round up or round down, in the manner determined by resolution of the directors of the Company, the number of consolidated shares to be issued to each shareholder to ensure that there are no fractional shares issued and, in the event a fractional share is rounded up or down, there shall be no payment or other adjustment with respect to the fractional interest."

and that paragraph 2 of the Memorandum of the Company be altered to read as follows:

"2. The authorized capital of the Company consists of 200,000,000 common shares without par value."

Change of Name

Upon consolidation of the Company's share capital, management proposes to change the name of the Company and, accordingly, the following special resolution will be presented at the Meeting for approval:

> "Resolved, as a Special Resolution, that the name of the Company be changed from Golden Nugget Exploration Inc. to Lucky 1 Enterprises Inc., and that paragraph 1 of the Memorandum of the Company be altered to read as follows:
>
> '1. The name of the Company is Lucky 1 Enterprises Inc.'"

Reduction of Paid Up Capital

It is the opinion of Management that future financings and transactions of the Company may be facilitated if the Company reduces the paid up capital for its common shares, as stated in the shareholders' equity section of its financial statements, to the extent that the paid up capital exceeds the realizable assets of the Company. Reducing such paid up capital figure will have the effect of reducing the deficit which appears in the shareholders' equity section of the Company's financial statements.

As noted in the Company's audited financial statements for the year ended December 31, 2001, as at December 31, 2001:

1. the Company's paid up capital in respect of its common shares was $21,152,417, and

2. the deficit amount was $21,446,425.

Accordingly, shareholders will be asked to approve the following special resolution:

"**BE IT RESOLVED,** as a special resolution of the Company that:

1. effective as of a date (the "Effective Date") to be determined at the discretion of the Board of Directors, which shall in any event be no later than December 31, 2002 (being the end of the Company's current fiscal year), the paid up capital of the common shares of the Company be reduced by the amount which the paid up capital exceeds the realizable assets of the Company as at the Effective Date (the "Capital Reduction");

2. Pursuant to s.233 of the Company Act (British Columbia), the Supreme Court of British Columbia be requested to confirm this special resolution and the reduction of capital; and

3. the Board of Directors shall have the authority, in their sole discretion, to abandon the Capital Reduction at any time without obtaining further approval from the shareholders of the Company."

OTHER BUSINESS

Management is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By order of the Board,

"Bedo H. Kalpakian"

Bedo H. Kalpakian,
President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN NUGGET EXPLORATION INC.
(Registrant)

Date March 28, 2002

By ____________________
(Signature)*

*Print the name and title of the signing officer under his signature.